ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian D. McCabe
VIA EDGAR	T +1 617 951 7801
brian.mccabe@ropesgray.com
December 22, 2010

Ms. Laura Hatch

Ms. Deborah O’Neill Johnson

Ms. Patsy Mengiste

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Acorn Trust (File No. 333-170630)
Columbia Funds Series Trust I (File Nos. 333-170329, 333-170360, 333-170367 and 33-170426)
Columbia Funds Series Trust (File Nos. 333-333-170328, 333-170361, 333-170369 and 333-170426)
RiverSource Bond Series, Inc. (File No. 333-170353)
RiverSource Government Income Series, Inc. (File No. 333-170352)
RiverSource Income Series, Inc. (File No. 333-170356)
RiverSource Investment Series, Inc. (File No. 333-170354)
RiverSource Series Trust (File Nos. 333-170363, 333-170366, 333-170369 and 333-170427)
RiverSource Special Tax-Exempt Series Trust (File No. 333-170428)
Seligman Global Fund Series, Inc. (File No. 333-170359)

Dear Ms. Hatch, Johnson and Mengiste:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on December 1, 2010 in connection with the registration statements on Form N-14, filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). As you know, these registration statements collectively contain ten distinct proxy statement/prospectuses (each a “Book”) identified in my November 9, 2010 letter to Ms. Mengiste. Summaries of the Staff’s comments on each Book, are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in each Book.

Global Comments

1.	Comment. For each Reorganization, please describe how the accounting survivor was determined, applying the factors identified by the Staff in its no-action letter issued to North American Security Trust (August 5, 1994).

Response. In North American Security Trust, the Staff stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act or Rule 34b-1 under the Investment Company Act of 1940, as amended, if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled. The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company’s performance, the factors to be considered are the investment companies’ (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions. The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company. We understand that the factors used by independent registered public accounting firms to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust. Applying the North American Security Trust factors to each Reorganization strongly suggests that the Buying Fund would be considered the accounting survivor. In this regard, we note that at the time of the Reorganization (i) the combined fund will have the same investment manager as the Buying Fund, (ii) at the time of the Reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund, (iii) the expense structure of the combined fund will be that of the Buying Fund, (iv) for Buying Funds that are larger than the corresponding Selling Fund (all Buying Funds other than Columbia Large Cap Growth Fund, Columbia Balanced Fund, Columbia New York Tax-Exempt Fund, Columbia Tax-Exempt Fund, Columbia Income Opportunities Fund, Columbia Bond Fund, RiverSource U.S. Government Mortgage Fund, Columbia LifeGoal Growth Portfolio and Columbia Income Builder Fund), the size of combined fund is expected to more closely resemble that of the Buying Fund, and (v) the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund. Each registrant has also discussed with its independent registered public accounting firm its determination that the Buying Fund would be considered the accounting survivor of each Reorganization.

2.	Comment. Please consider adding to the Q&A section of each Book “Q. How is the proposed Reorganization expected to affect annual Fund operating expenses?” and an answer summarizing the expected impact of each Reorganization on the expense ratios borne by shareholders of each Selling Fund.

Response. The requested change has been made. Each Q&A section will include the question above, with an appropriately-tailored version of the following disclosure:

It is expected that, following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would generally be the same as or lower than the expenses they currently bear, as described in detail in the proxy statement/prospectus under “Reorganization Proposals — Summary — Fees and Expenses.”

3.	Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please highlight any differences in the manner in which derivatives are used for the Selling Funds and Buying Funds.

Response. Item 3(b) of Form N-14, in relevant part, requires each registrant to “compare … investment objectives and policies” and to “[h]ighlight differences.” The table in the referenced section organizes the principal investment strategies of the Selling Funds and Buying Funds, including any strategies with respect to derivatives, and any differences in such strategies that the registrants believe may be material to Selling Fund shareholders are highlighted in the first paragraph of the referenced section. Because the registrants believe the current disclosure satisfies the requirements of Item 3(b), no change will be made at this time. However, Columbia Management is currently in the process of considering what changes, if any, might be made to enhance the registrants’ disclosure with respect to derivatives in light of your comment and the July 30, 2010 letter from Barry Miller of the Staff to Karrie McMillan of the Investment Company Institute, and expects to discuss that disclosure with the Staff in connection with upcoming annual updates to the registrants’ registration statements on Form N-1A.

4.	Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks,” please compare and contrast any material differences in the principal investment strategies of each Selling Fund and the relevant Buying Fund.

Response. Item 3(b) of Form N-14, in relevant part, requires each registrant to “compare … investment objectives and policies” and to “[h]ighlight differences.” The table in the referenced section organizes the principal investment strategies of the Funds by topic for comparison, and the first paragraph of the referenced section highlights differences in the principal investment strategies of each Selling Fund and the Buying Fund that the registrants believe may be material to Selling Fund shareholders. The registrants believe the current disclosure satisfies the requirements of Item 3(b). Accordingly, no change will be made.

5.

Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies” and “— Comparison of Fundamental Investment Policies,” please highlight any differences in the Selling Funds’ and Buying Funds’ current intention to engage in the practices described. In Book 2, for example, RiverSource Precious Metals and Mining Fund invests at least 50% of its total assets in foreign investments, while Columbia Energy and Natural Resources has no stated policy with respect to foreign investments, and RiverSource Precious Metals and Mining Fund’s fundamental investment policy regarding borrowing does not permit borrowing for leveraging purposes, while Columbia Energy and Natural Resources Fund’s fundamental investment policy regarding borrowing permits borrowing to the extent permitted under the Investment Company Act of 1940.

Response. Item 3(b) of Form N-14, in relevant part, requires each registrant to “compare … investment objectives and policies” and to “[h]ighlight differences.” The table in each referenced section organizes the fundamental investment policies of the Funds by topic for comparison. The paragraph immediately preceding the table in each referenced section highlights any material expected differences in the manner in which each Selling Fund and the Buying Fund have been managed or in the way the combined Fund will be managed. With respect to foreign investments, the following sentence will be added to the above-referenced section in Book 2: “The Selling Fund invested significantly less in foreign investments than the Buying Fund during their most recent fiscal years.” With respect to differences in fundamental policies, this section notes that Columbia Management does not expect such differences to result in any material differences the manner that the Selling Fund, the Buying Fund and the combined Fund will be managed. Accordingly, no change will be made to such section.

6.	Comment. For all fixed-income funds, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please highlight any differences in the policies with respect to portfolio maturity or duration of the Selling Funds and the Buying Fund.

Response. The requested change will be made.

7.	Comment. Please add disclosure regarding the material differences between each Selling Fund’s and the Buying Fund’s valuation methodologies or represent supplementally that there are no material differences between such methodologies disclosure of which would, in the registrants’ opinions, be necessary.

Response. There are no material differences between the valuation methodologies of any Selling Fund and the respective Buying Fund that would, in the opinion of Fund officers, necessitate disclosure.

8.	Comment. Where applicable, please consider adding to the Notice for each proposal to amend the charter documents of a Selling Fund the phrase “to increase the maximum number of Board members.”

Response. The requested change will be made.

9.	Comment. Please explain how adding Board members can lead to cost efficiencies.

Response. The relevant disclosure has been revised to read as follows:

“In this regard, even though the Columbia RiverSource Board that oversees each Fund would be larger and cause the portion of the fund complex overseen by it to pay more in director/trustee compensation in the aggregate, reducing the number of separate boards overseeing a fund complex can lead to operational efficiencies by reducing the number of board meetings, minimizing inconsistencies in governance and oversight matters, and streamlining the resources needed to support board reporting and interaction.”

10.	Comment. Please confirm supplementally that the allocation of reorganization costs will be revised, as necessary, to reflect an allocation of reorganization costs consistent with the fee tables.

Response. The registrants have confirmed that the allocation of reorganization costs will be revised, as necessary, to reflect an allocation of reorganization costs consistent with the fee tables.

11.	Comment. Please confirm that for all Selling Funds that will be allocated Reorganization expenses, the fee table will be preceded with disclosure similar to the following: “If the Reorganization occurs, certain Reorganization expenses, as described in Exhibit A, will be allocated to the Selling Fund, which will reduce the Selling Fund’s net asset value prior to the closing of the Reorganization (by less than $ per share based on the Selling Fund’s shares outstanding as of , 2010).”

Response. The registrants have confirmed that for all Selling Funds that will be allocated Reorganization expenses, the fee table will be preceded with such disclosure.

12.	Comment. For all Fee tables including a contractual expense reimbursement or waiver, please revise the caption of the final line item to read “Total annual Fund operating expenses after fee waiver/expense reimbursement.”

Response. The requested change will be made.

13.	Comment. Please confirm supplementally that the expense examples will be calculated in the manner prescribed by Form N-1A.

Response. The registrants have confirmed that the expense examples will be calculated in the manner prescribed by Form N-1A.

14.	Comment. Please confirm supplementally that Columbia Management does not expect any of the Reorganizations for which narrative pro forma financial information is provided is expected to involve portfolio realignment that will result in a significant increase in a Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates, and that Columbia Management does not expect any incremental trading costs to be significant for any such Reorganization.

Response. Columbia Management has confirmed that it does not expect any of the Reorganizations for which narrative pro forma financial information is provided is expected to involve portfolio realignment that will result in a significant increase in a Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates, and that it does not expect any incremental trading costs to be significant for any such Reorganization.

Specific Comments

15.	Comment. In Book 2, Proposal 1, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks,” please consider whether greater emphasis could be given to the differences in the policies of Columbia Technology Fund and Columbia Seligman Global Technology Fund with respect to foreign investments.

Response. In the first paragraph of the referenced section highlighting differences in the principal investment strategies of each Selling Fund and the Buying Fund, the text will be revised to state that “[t]he Buying Fund invests at least 40% of its net assets in foreign securities, while the Selling Fund does not specify a maximum or minimum percentage, though the Selling Fund generally invests significantly less in foreign investments than the Buying Fund.”

16.	Comment. In Book 2, Proposal 2, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please highlight any differences in RiverSource Precious Metals and Mining Fund’s and Columbia Energy and Natural Resources Fund’s current intention to invests in foreign investments.

Response. In the first paragraph of the referenced section highlighting differences in the principal investment strategies of each Selling Fund and the Buying Fund, the text will be revised to state that “RiverSource Precious Metals and Mining Fund invests at least 50% of its total assets in foreign investments, while Columbia Energy and Natural Resources has no stated policy with respect to foreign investments, although the Buying Fund generally invests significantly less in foreign investments than the Selling Fund.”

17.	Comment. In Book 2, proposal 2, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Risks,” please highlight any differences in the “Sector Risks” to which Columbia Precious Metals and Mining Fund and Columbia Energy and Natural Resources Fund are subject.

Response. In the paragraph of the referenced section captioned “Energy and Natural Resources Sector Risk,” the final sentence will be revised to state that “[t]he Selling Fund is also subject to sector risk, although its focus is more concentrated in industries related to precious metals, non precious metals and minerals than the Buying Fund, and it may therefore be subject to sector risk, particularly risks associated with investments in industries related to precious metals, non precious metals and minerals, to a greater extent.”

18.	Comment. In Book 2, proposal 3, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Fundamental Investment Policies,” please note that, because the Buying Fund is an open-end fund, it may need to maintain cash to meet anticipated redemptions, and therefore may not be as fully invested as RiverSource LaSalle International Real Estate Fund.

Response. The requested change will be made.

19.	Comment. In Book 2, proposal 3, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies” and “— Comparison of Non-Fundamental Investment Policies,” please make any changes necessary to ensure that the descriptions of the Selling Funds’ and Buying Fund’s policies with respect to foreign investments under those headings are consistent.

Response. The requested change will be made.

20.	Comment. In Book 2, proposal 3, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Fundamental Investment Policies,” please confirm that the Buying Fund is not subject to any policy limiting its ability to enter into foreign currency forward contracts and, if so, please consider whether the specific risks of investment in foreign currency forward contracts are required to be disclosed.

Response. Columbia Real Estate Equity Fund is not subject to any policy limiting its ability to enter into foreign currency forward contracts other than its policy of investing, under normal circumstances, at least 80% of its net assets in equity securities of companies principally engaged in the real estate industry, including REITs. However, based on the extent of the Fund’s historic investments in foreign currency forward contracts, the registrant does not feel that the risks of foreign currency forward contracts (as distinct from the risks of derivatives more generally) represent risks “to which the Fund’s portfolio as a whole is subject” within the meaning of Item 4(b)(1) of Form N-1A. We note that the Fund does, however, include disclosure of derivatives risk among its principal risks.

21.	Comment. In connection with Book 2, proposal 3, please identify the no-action letter, if any, on which the Buying Fund is relying to impose a contingent deferred sales charge on shares to be received by shareholders of RiverSource LaSalle International Real Estate Fund that are redeemed within one year of the Reorganization and confirm supplementally that the redemption fee will be disclosed in the proxy statement/prospectus as contemplated by such no-action letter.

Response. The registrant believes that imposition of the redemption fee is consistent with both Rule 22c-2 and the no-action letters with respect to redemption fee issued prior to the adoption of Rule 22c-2, including Fidelity Advisor Korea Fund (March 7, 2001). The registrant confirms that the redemption fee will be disclosed in the proxy statement/prospectus as contemplated by such no-action letters and required by Item 3 of Form N-1A.

22.	Comment. In connection with Book 2, proposal 1, please confirm supplementally that management fees that include a separately charged administration fee or a performance incentive adjustment were appropriately footnoted.

Response. The registrants have confirmed that management fees that include a separately charged administration fee or a performance incentive adjustment were appropriately footnoted.

23.	Comment. In Book 5, proposal 1, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please confirm that each Fund invests primarily in small- and mid-sized companies with capitalizations of less than $5 billion at the time of investment and that, as a separate limitation, RiverSource Partners International Small Cap Fund normally invests at least 80% of its net assets in small companies whose market capitalization falls within the range of companies in the S&P Global ex-U.S. Small Cap Index.

Response. The registrants have confirmed that each Fund invests primarily in small- and mid-sized companies with capitalizations of less than $5 billion at the time of investment and that, as a separate limitation, RiverSource Partners International Small Cap Fund normally invests at least 80% of its net assets in small companies whose market capitalization falls within the range of companies in the S&P Global ex-U.S. Small Cap Index.

24.	Comment. In Book 5, please explain supplementally why assuming completion of both Reorganizations results in the highest pro forma expense ratios.

Response. The pro forma expense ratio is highest when assuming completion of all Reorganizations because the Buying Fund’s relatively low transfer agency fee is highest assuming completion of both Reorganizations due to the relatively large number of shareholder accounts contributed by each Selling Fund and the disproportionately lower average account size of each Selling Fund, each of which decreases the average account size and increases the transfer agency fees of the combined fund. This is apparent when comparing the transfer agency fee by class on each of the funds. For example, using the Buying Fund’s fee structure, Columbia Acorn International Fund has a transfer agency fee for Class A of 0.09%, RiverSource Partners International Small Cap Fund has a transfer agency fee for Class A of 0.28% and RiverSource Partners International Select Growth Fund has a transfer agency fee for Class A of 0.22%. The Buying Fund’s lower fee (a result of larger net assets and a larger average account size) is increased when acquiring each of the Selling Funds individually, but is increased the most when acquiring both Selling Funds.

25.	Comment. In Book 6A, fee tables, please move Class W to the bottom of the list to maintain a consistent order.

Response. The requested change will be made.

26.	Comment. In Book 7, in the section captioned “Election of Directors/Trustees,” please disclose that “If the Nominees are elected by shareholders, at least 75% of each Company’s directors/trustees will continue to be Independent Directors/Trustees.”

Response. The requested disclosure will be made.

27.	Comment. In Book 7, proposal 2, fee table, please add any necessary footnotes to Class B and Class C shares.

Response. The requested change will be made.

28.	Comment. In Book 8, proposal 2, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please revise the first sentence to state “[u]nder normal market conditions, the Selling Fund invests at least 80% of its net assets in Minnesota municipal securities rated investment-grade when purchased, while the Buying Fund invests at least 80% of its net assets in municipal obligations that are generally exempt from federal income tax as well as from the Minnesota state and local income tax, but is not subject to any ratings based investment restriction (other than its policy of investing up to 25% of its net assets in lower-quality bonds (junk bonds)).”

Response. The requested change will be made.

29.	Comment. In Book 8, proposal 2, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Risks,” please consider whether investment in lower-rated securities is a principal risk of Columbia Minnesota Tax-Exempt Fund.

Response. Based on the extent of the Buying Fund’s historic investments in lower-rated securities, the registrant does not feel that the risks of lower-rated securities are principal risks of the Fund within the meaning of Item 4(b)(1) of Form N-1A.

30.	Comment. In Book 9, proposal 4, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Risks,” please consider whether investment in lower-rated securities is a principal risk of Columbia Short Term Bond Fund.

Response. Based on the extent of the Buying Fund’s historic investments in lower-rated securities, the registrant does not feel that the risks of lower-rated securities are principal risks of the Fund within the meaning of Item 4(b)(1) of Form N-1A.

31.	Comment. In Book 9, proposal 5, in the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks — Comparison of Principal Investment Strategies,” please describe any policies of the Selling Fund and the Buying Fund with respect to portfolio maturity or duration.

Response. In the first paragraph of the referenced section highlighting differences in the principal investment strategies of each Selling Fund and the Buying Fund, the text will be revised to state that “The Selling Fund normally has a duration between one and ten years, while the Buying Fund may invest in bonds of any maturity.”

32.	Comment. In Book 1, in table 5 of the pro forma financial statements, please list the Funds involved in each transaction.

Response. The requested change will be made.

33.	Comment. In Book 10, in tables 6 and 7 of the pro forma financial statements, please order the Funds by Reorganization and complete missing information.

Response. The requested change will be made.

* * * * *

We hope that the foregoing responses adequately address your comments. Each registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. Each registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe